FILED BY UNION PACIFIC CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NORFOLK SOUTHERN CORPORATION

COMMISSION FILE NO. 001-08339

The following are excerpts from the transcript of the Question and Answer presentation by V. James Vena (CEO of Union Pacific Corporation (“Union Pacific”)) and Jennifer L. Hamann (Executive VP and CFO of Union Pacific), at the Morgan Stanley 13th Annual Laguna Conference held on September 10, 2025. A link to the replay of the webcast is available at: https://event.webcasts.com/viewer/event.jsp?ei=1732962&tp_key=cfcdf8d3eb.

The following excerpts contain only those portions of the transcript relating to discussions of the proposed acquisition of Norfolk Southern Corporation by Union Pacific.

Ravi Shanker

Morgan Stanley, Research Division

So let’s just keep the rail team going, and very happy to have with us back at Laguna, Union Pacific with CEO, Jim Vena; and CFO, Jennifer Hamann. Jim and Jennifer, thanks so much for being here.

Before we start, I should say for retail disclosures, please see our latest research or go to morganstanley.com/researchdisclosures from Morgan Stanley’s relationships.

And with that, Jim, I think you have a couple of slides to share with us. So do you want to walk us through that and then we can go into the Q&A.

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V. James Vena

CEO & Director

Also, normally, I’d like to just speak freely, but there’s a few things I want to make sure we cover off on everything that’s going on at Union Pacific. So let me take you through that and spend a few minutes and then open up for questions, and we’ll take any questions that we have. And I understand the relationship we have. I’d say, the involvement of Morgan Stanley. So I understand, but we have people out there that could ask questions.

So as a reminder, we will be making some forward-looking statements. These statements are subject to risks and uncertainties. So please refer to the UP website and SEC filings for additional information. We’re going to start by making some brief comments.

So the first slide talks about unleashing the power of U.S. rail. When I first came back to Union Pacific, I came back with a list of things to do, a plan of dreams, ideas and what’s possible. Number one on that list was to make sure that our safety, service and operational excellence gave us the foundation to do anything else that we want it to do. Jennifer is going to talk about where we are and some of the results that we’ve had. And I think you can see that the results in operationally, financially and what we’re delivering for our shareholders and for the company and the customers is at a high level, as high level as we’ve ever seen at Union Pacific. So time and place after you have the fundamentals right are real important about what’s possible.

So really, the next thing I said to myself, and it was on a small list of things that I keep in this black book of mine about what I see and what’s possible. And maybe some of them come with depending on what all the inputs are, all the vectors that could drive it. And I always was absolutely sure that a transcontinental — true transcontinental railroad in the U.S. could deliver better for our customers, better for the company, better for the country, and could make sure that we deliver at a higher level of service because we’re competing against the world in a lot of commodities, not just what we’re doing in the United States of America.

And also, if you can move products more efficiently, and you can get — tie in people on both sides of that watershed area from both sides of the Mississippi that we do not and are not able to give them the optionality to go by rail, and a lot of them have to truck it’s like anything else. If you were sitting in Indianapolis and you had to go west of Chicago in any one of the communities, whether it’s the Chrysler plant at Belvidere and you had a meeting, if you had to fly and change plans in Chicago and then get there and — but when you change planes, you don’t just go with one airline, you change planes, you buy a new ticket with a different airline. Even if you don’t have a bag to check, something could go wrong and it’s going to slow you down. And we’re selling that if you want to move automobiles, if you want to move auto parts, if you want to do something, you’re going to be able to do that from one end of the country to the other. And for the majority of the customers, it’s a big win.

Also, technology is moving ahead. And all you have to do is look around. I’ve taken Waymo in Scottsdale, Arizona, no driver, does a great job of taking me to the airport. Gets confused a little bit when it drops me off at what door. And I know a lot of you are saying, Vena, when was the last time you actually flew commercial. I did it a few weeks ago, okay? So I did, and I took a Waymo and it worked out real well. So — I understand you laughed a little too hard on that.

Ravi Shanker

Morgan Stanley, Research Division

I wasn’t expecting that.

V. James Vena

CEO & Director

You got to hold back. So at the end of it, it truly is a compelling case, okay? We’re going to provide with the merger with Norfolk Southern, access the ports on both sides of the country and through the Gulf. We’re going to tie in businesses that today after wonder how they’re going to go across and whether the optionality is and we’re going to remove days of transit time, both on the intermodal, domestic and international business, on the auto parts business, on the merchandise business that we handle. And that’s a big deal. And for them, it enhances their service and enhances competition.

And you can see what’s happened with competition over the last few days is people are announcing service coming out of Canada to go to Nashville. You have to love it. I love it. Now I want to keep those jobs in America, and I want an American company to be able to take them out of the American port and move it to an American destination, and they’re announcing with CSX to move through Canada, so they can add Canadian jobs to go through.

And listen, I was in Washington, D.C. yesterday, made a trip out there. I was here before. And at the end of the day, meeting with very senior people in the administration, and they get it. They understand the value of what we’re proposing. And they think it’s an absolute win for the country.

So on the revenue side, we see growth. We see opportunity in the business that we have with the customers we have, but we also see opportunities with that watershed business that we don’t have today. So if you put the main factors of why you’d want to do this, the first one the Surface Transportation Board has to look at is, is it good for the country? Is it positive? And absolutely, it is. Is it good for the customers? Absolutely. We don’t see any customer that degradates its service or capability to compete. And the few, very few and we’re talking about less than 10 that through this transaction, because it’s a bolt-on, would go 2:1. We’re going to give them access, so the don’t have — they don’t go 2:1. And the rest of them, we’re going to enhance their competitive nature against other modes of transportation, other railroads, trucks, water, ocean, and we want our customers to be able to compete worldwide.

And by doing that, by being faster to market, they’re going to be able to save on the equipment they have and we’re going to be able to grow our revenue. I’m really excited, but it took us to be at the right place. We could have not crossed this bridge to even contemplate doing this if we didn’t have a high level of service. And all the customers I’ve spoken to before we announced the merger and after, I’ve been checking in with a lot of them. The first question and the first discussion is not about service. None of them say, your service is bad, how the heck can you think about doing something with another railroad and extending that bad service. So that’s a check mark.

They’re talking about their velocity of their cars, and they see that on how fast we can move them to take. They also see the amount that we’ve invested in the railroad and our strategy of having a buffer and making sure that we operate in the manner that allows them to win in the marketplace. Whether it’s soybeans going down into Mexico, the largest crushing plant is close to Monterrey, Mexico. And we’re competing not against just the U.S. producers of soybeans and who originates on our railroad and who originates on Berkshire-owned BNSF. We’re talking about going up against the Brazilians who would love to come into that market.

So it’s competition. And if we want to move ahead with what’s happening technology-wise and what’s happening in the world economy and people trying to take out businesses that America has, this is a win-win. Is there going to be some noise from people that don’t like it? It’s always interesting. The people that have already come out like some of the other railroads that don’t like it, they know what the benefit is. Some of them have actually even made a transaction to have a longer supply chain and longer view.

And listen, at the end of the day, they’re a Canadian company that wants to move more jobs to Canada, while we’re an American company that wants to keep jobs in America, work with the President and the administration on bringing more businesses, more industrialization to the U.S. and move those products in the fastest way possible and very efficiently. And you can’t do that if you’re not the most efficient railroad already, and we are, okay?

So I’m truly looking forward to the opportunity to put the 2 railroads together, merge them together. Great people on both sides. I met a number of people at Norfolk Southern. They’re smart. They’re ready to go. They see the benefit. And I’m all excited.

And Jennifer, with that, I want to leave it to you. And I did not follow the script all the time.

Jennifer L. Hamann

Executive VP & CFO

So I’ll pick up where Jim left off and really want to give some color on the quarter. The company, as he mentioned, is performing very, very well. And we need that strong fundamental operational performance as the backdrop as we talk about combining the 2 railroads. And our strategy is all around safety, service, operational excellence leading to growth. And so when you think about that and you think about what that can promote for the nation, for our customers, it’s the right strategy to have to help move us forward.

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A couple of things, though, that I do want to just put on everyone’s radar screen separate from the core, the fundamentals that we’re running at the very good railroad are some of the merger impact. So we will have about $50 million of merger costs that we’ll report in the third quarter. And then I think everybody knows this, but just to remind you all, we have stopped our share repurchase program within the third quarter when we announced the transaction. With a $20 billion capital call coming, it makes sense to conserve cash. Even though I have to say at today’s stock price, I really wish I was in the market because we’re a heck of a buy, whether you think about it as UP stand-alone or then you think about what we’re worth when we have that combined company and the great franchise that we’re about to have, it’s a steal right now.

Ravi Shanker

Morgan Stanley, Research Division

I’m shocked. Jim, Jennifer, thank you so much for those opening comments. A great setup. Maybe a couple of follow-ups for you. Jim, can you just remind us from a process perspective, what is going on in UNP right now kind of, and what are the next set of catalysts that we can look forward to?

V. James Vena

CEO & Director

So on the merger, we’re going to see — we have 3 to 6 months to put the application in. You’re going to see that way faster than 6 months. We’re not into taking every last minute. We’ve — we want to work with the STB and make sure that we provide all the information that they require so that they don’t send it back to us and say we need a little more detail. So we’re doing everything we can, and we have no problem being public about that. And whatever sort of the discussions are and exactly what they want to go back and forth with because we think it should be an iterative process on making sure.

It’s a big application. It’s over 4,000 pages. So it’s not just a little bit. They basically want to know everything. I think they want to know what I’ve done, what I’m going to do personally. No I’m just joking. But at the end of the day, there’s a lot of good information that goes in there. And I think that piece of it is important so that all the constituents, our employees, and I didn’t talk about our employees to start off with because I wanted to leave it for this segment. It’s really important for us to make sure our employees aren’t worried that we see this purely as a cost play. We see this as a growth play, and that’s why we guarantee jobs for every unionized person that has a job the day we announce and we get it approved. So that’s what the next step is.

And then it’s — there’s 30 days for the STB to come back to us. And then after that, there’s a year of time frame to go through, up to a year. Now I’ll be absolutely honest. I can’t believe that it takes a year for — I’m sure every firm that wants to look at it to see if they think they could get something off of this merger to make their life better or in a different place. And that’s what businesses do. They have every lawyer that they could find and every analyst and every ex-CEO and ex-railroader on their staff. And you can see the amount of writing that comes up. If it takes us more than 6 months to do that, I’d be disappointed. There’s no reason for it to take that long. And we’re ready to answer the questions. So I’m hoping that through the process, we get into ‘26 and we get it approved.

Do I think we’re going to get it approved? The answer is yes. Let me repeat why. Is this good — public interest-wise, is it good? What’s it do for America? It’s going to remove trucks. 40% of our business is intermodal. It might be a little bit more when the merger happens, but let’s say, 40% of some sort of premium business. We’re going to be able to make sure that we can take trucks in that watershed area and convert more people to rail. We can go longer haul with the business that’s coming out of the ports. We can have optionality from the ports on where people want to go. So it’s an absolute on that piece of the business.

On the industrial complex, if you’re crossing the Mississippi and it takes you X amount of days, I won’t even give you the number, but it’s not good, okay? It’s high. And we can automatically take 2 days off and somebody says, “Vena, how can you take 2 days off?” Well, all of you guys that don’t believe that story, come with me, we’ll do that. We’ll follow a railcar from Houston to go across the Mississippi at Memphis or at New Orleans, and we’ll show you where you hump it, where do you touch it, how many times you have to touch it. So these are facts. I was born railroading 48 years ago. So I’m actually only 48.5 years old. But 48 years ago. So that’s the benefit for the country.

For our customers, there is not going to be one customer that is going to lose the optionality that they have today, okay? Because we’re going to take care of all the 2:1s. On top of that, they’re going to get speed that they’ve never had before so that they can compete against the other people and other companies that are making — doing the same products. So the customers are going to see a win in their capability to move. Whether something else happens in consolidation in the industry or not, we’re here for our customers at the new Union Pacific and that’s what we’re going to do.

Is it good for our employees? Absolutely. I just told you, they all will be guaranteed a job. And we use attrition. Everybody knows it. The attrition rates are good enough that if there’s places for us to tweak and move. But you know what, if you hired on the day before the merger and you’re 18 years old and you wanted to work in our engineering department, you have a job for life because we’re not afraid of what next is. So when you add all that up, if it’s good for the employees, it’s good for the customers, it really is good for the customers. Some of the national associations, they came out and were negative about this, the day after we announced. I don’t know they must have read our merger application before we even put it together, okay? But that’s normal. We expected that.

So at the end of the day, it’s good for America and it’s a wonderful thing. And it’s something that should have happened a long time ago. What country — name me a country that doesn’t look to make sure that their transportation and logistics system isn’t the best in the world. If you fragment and you cannot deliver, then what you’re doing is you’re impacting the people. The analogy is real simple. Does anybody want to go back to 40 Class 1 railroads? Absolutely not. Does anybody who want to go back to the days of the railroad having so much power? That’s not where we are. Where we are is trucks are our biggest competition. Worldwide economy is our biggest competition. And even products that we — some people would say we have an outsized amount of control over because today, we service them more directly, you can’t sell coal if you don’t price properly and you don’t keep your customers in the market because natural gas will take you out so fast that you don’t know what you’re doing. So sorry for the long answer.

You keep this up and you’ll have two questions, Ravi. But at the end of the day, it truly is a great deal for America. And every one of the people in government that I’ve spoken to and when you tell the story and they really get to know, they all — a few of them have said, “Why haven’t you done it before?”

So I’m excited. The team is excited, and we’ll work through this process, and I’m hoping for my birthday, next August 17, when I turn 68 years old, the STB, maybe I’ll phone up, Patrick, and I’m sure he won’t take the call for that, but I’ll say, “Patrick, if you could give me a birthday present for August 17 next year, I’d appreciate it.” What do you think Ravi, do you think he’s going to listen to me?

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Ravi Shanker

Morgan Stanley, Research Division

Got it. Any questions from the audience for Jim or Jennifer? One up here.

Unknown Analyst

On the synergy figure and I think some of the feedback from CSX and BN after their partnership announcement has been that, that dollar amount, if accurate, is accessible to them through partnership, not through — and without having to do a merger. I’m just curious for your response on that, what — there seemed like there would be natural headwinds to that number if it’s not a formal merger, but I’m curious what you think about that.

V. James Vena

CEO & Director

So just let me clear up and make sure I get the question right. So CSX and Berkshire have been talking about that our synergy number is not that high and they can deliver it. They’ve actually said that because I’ve never heard that. Is that what sort of they’re implying?

Unknown Analyst

Yes. They said it’s not out of the realm of possibility that they could achieve similar growth synergy figures via partnership versus merger.

V. James Vena

CEO & Director

Right. Well, listen, thank you very much. They must have been saying that in private because I haven’t seen it publicly and now it’s public. So that’s wonderful. I think it’s great competition. It really is. Bottom line is this, a cooperation agreement is completely different than a consolidation. There is way more benefits on a consolidation, on a merger than there ever is on an agreement where you’re going to work together. I’ve been railroading like I’ve told you for a long time, I won’t give you the number again. People are probably getting bored of 48 years, but I guess I did. But at the end of the day, this is the way to look at it.

Railroads have had agreements of how to operate with each other forever. We have some today with Norfolk Southern. We have some even with Berkshire. And don’t you love it, I call them Berkshire because that’s who owns them. That’s the guy, that’s the company with $335 billion in the bank that owns them that they could do whatever they want with that money, okay? So I’m going to, from now on, not talk about Burlington Northern Santa Fe, but Berkshire, especially when we’re talking merger.

So at the end of the day, we have a company that we make — we have deals with. But what happens to most of those deals is when stuff starts impacting your own business too much, you start to remove yourself from those deals because it’s easy to do. You don’t run power through. because if you’re tight for power, you’re going to use those locomotives on your own railroad to move your business. If you’re short — tight for locomotives or tight for people, you have to set the priority and you’re going to look inward. So that’s why they always break down and they never have the full consideration of what happens. I think it’s a benefit.

So competition-wise, I think they can be more competitive. They really can, but they’re nowhere near as competitive as a company that looks at all assets, the entire railroad, everything they do as one. It’s impossible. Otherwise, in the tech world, you just have people. Why spend $40 billion to buy another one, you would just make a deal with them. The reason you buy them is, is because you want them in your family. I don’t care if it’s in the tech business. I don’t care whether it’s in the hotel business and all the brands. And I don’t care whether it’s in the railroad business, it’s nowhere close.

Our synergies, we’ve got to be careful here because Jennifer likes to put things at a certain level. I know what I see. I’m very comfortable that we are going to deliver both on the cost side. Remember what I’ve always said about OR, every railroad should be within 100 basis points of each other. So you guys can work the math out there. And I think I’ve been pretty factual with that, right? And the second piece is on the revenue side. I see revenue, and we see revenue that we think is really possible.

So appreciate the question, long answer to say — now let’s talk about the announcement that happened yesterday. Just to give you some fact about the cooperation agreements. CN and CSX, I think, announced coming out of the West Coast in Canada to Nashville. The mileage, and I’m sure all of you have done the homework, the mileage that come out of Vancouver to get the Nashville is 2,700 miles. The mileage to come UP, Norfolk Southern to Nashville is 2,000 miles. You tell me whether — what you think is going to be the better product as we move ahead. So — but I love it, they want to compete. So they’ll use price or whatever to drop their price to be able to compete with us. So we’ve got lots of competition coming at us, whether it’s CPKC, whether it’s Berkshire, whether it’s CSX, I love it, and I think it helps us with the STB about what’s out there. So great question. I love it. And I found out something that they internally were saying that they’re going to be able to reach that number. So I think that you guys have all done the homework and put it on their results and what you’re looking at. So perfect. Thank you very much.

Ravi Shanker

Morgan Stanley, Research Division

See we add value here at the Laguna Conference. Any other questions?

Unknown Analyst

Why is now the right time for this deal? Why not 5 years ago, 10 years ago, given that the compatibility of the networks has not changed?

V. James Vena

CEO & Director

Right, well, that’s a great question. And fundamentally, you need a great service for not just a short period of time, you needed to show people what’s possible. And I think we’ve done that. So that was really important. You could see it from the numbers. So you have to have service at the right level. You have to have — you have to show the people you can operate a safer railroad so that you don’t have an issue with safety because safety will cause you a problem too. So you put those 2 things in the right place. And you also need an administration and a regulatory that are systematic in how they look at things and are going to not do it on a personal view, but on the view of does this really help the country? Does this really help the customer? Is it beneficial for all those? And I think we have all that now. That’s what it is.

Now it’s never guaranteed. There’s nothing guaranteed in life, okay? But we’re very comfortable at Union Pacific that we did all the homework before to touch all the parties that we had to touch. We looked at our service level. We looked at the — how we’re dealing with our unionized employees and making sure that we’re in the right place. And we have 11 of the 12 unions either in a tentative agreement or already an agreement that has been passed by the members. And on that 12th one, we actually gave them a 3% wage increase starting September 1 because we’d like to take care of our employees. So that’s why it’s now and not 5 years ago. And 5 years ago, so if I go back — well, I guess it’s a little longer than that. I was going to tell you, I was on my way to some mountaineering stuff, but I wasn’t. I’m still here at Union Pacific. So thank you very much.

Ravi Shanker

Morgan Stanley, Research Division

Understood. Any other questions? Anyone else? A question over here.

Unknown Analyst

Just wondering if you guys can talk about your capital allocation strategy as you look out over the next couple of years in the meantime before the merger is possibly approved, what you’re kind of prioritizing?

V. James Vena

CEO & Director

Okay. Would you say possibly approved. It’s approved.

Jennifer L. Hamann

Executive VP & CFO

And she said 2 years, too.

V. James Vena

CEO & Director

I like that. There’s 2 problems I have with your question. Overall, the premise is perfect, but the 2 years and the possible, it’s going to get approved. And we’ll get some concessions because it’s a bolt-on deal. The nice part about this is not a lot of overlap other than St. Louis to Kansas City, which we’ll deal with. So that’s why we think it’s a real positive. And 2 years, let’s get serious. 2 years. My God, okay? But go ahead. Capital...

Jennifer L. Hamann

Executive VP & CFO

Capital allocation. So we aren’t changing our priorities other than the fact that we have stopped our share repurchase program as we wait for the merger approval. But we’re going to prioritize investing in the network as we do today. We will also be focused on maintaining a competitive dividend. We just announced the dividend increase, 3% here in July, and we’ve committed to looking at annual increases. So those 2 things will stay absolutely the same.

And then once we get through the merger, we believe that we’re going to be able to quickly pay down the debt that we’ll take on as part of it. We think we’ll be able to pay that down in year 2 and resuming share repurchases in year 2. And then we’ll get back to the mode that we have been in prior years of investing in the network, focused on safety and growth, innovation, steady dividend return to our shareholders and then using excess cash and our balance sheet, which will be very strong to buy back shares. Very powerful model.

V. James Vena

CEO & Director

Good question. Thank you very much.

Ravi Shanker

Morgan Stanley, Research Division

Maybe really quick in the 7 seconds we have left. Jim, you said that there’s a lot of competition coming for you given the transaction.

Have you seen — in addition to the announcements made already, but have you seen competitors get more aggressive already to try and preempt something like this from a pricing standpoint?

V. James Vena

CEO & Director

You’re saying about preempt it. That’s not the way I look at business. You should be — if you were doing your homework and doing your business properly, you should be looking at ways to grow your business all the time. The reason people are reacting with some of these announcements, some of them were there before, and they had cooperation agreements already in place. But on top of that, they’re looking at it and saying, “Son of a gun, we’re going to have to compete against Union Pacific.” And how do we compete against Union Pacific is as we do these things, right? So that’s all it comes down to.

And there’s going to be a lot of competition. I love it. That helps us sell the case to the regulators, but also for our customers. Let’s go out and win. Railroad with the lowest OR, that’s us. With the best margins, that’s us. With the highest level of service that — and we measure what we sold the customer, not some measure that we made up ourselves, it’s what did we agree to. And when you see them in the high 90s, that 100%, that’s a little too easy. We’re going to make it tougher, okay? Because I’m not into 100% like we missed some cars somewhere. So Eric doesn’t get too carried away that he’s perfect. So at the end of the day, that’s the win, Ravi, okay? That’s what we’re all about. So we’re really excited. Thank you very much for coming in this morning. We appreciate it.

Ravi Shanker

Morgan Stanley, Research Division

Thank you, Jim. Appreciate it. Thank you, all.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure.

This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm) and Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 7, 2025 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm) (the “Union Pacific Annual Report”), as well as Union Pacific’s and Norfolk Southern’s subsequent filings with the SEC, may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, Union Pacific intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to shareholders of Union Pacific and Norfolk Southern. Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://investor.unionpacific.com/financials/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

PARTICIPANTS IN THE SOLICITATION

Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm) and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.